Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three months ended March 31,		Year Ended December 31,
	2017		2016		2015		2014		2013		2012
Including Interest on Deposits
Earnings:
Income before income taxes	$23,908		$76,417		$59,702		$50,308		$42,837		$32,854
Fixed Charges from below	2,914		10,229		6,207		6,499		8,631		14,770
Total Earnings	$26,822		$86,646		$65,909		$56,807		$51,468		$47,624
Fixed Charges:
Interest expense	$2,914		$10,229		$6,207		$6,499		$8,631		$14,770
Interest portion of net rental expense	—		—		—		—		—		—
Total Fixed Charges	$2,914		$10,229		$6,207		$6,499		$8,631		$14,770
Preferred Stock Dividends and discount accretion	—		—		700		727		3,633		3,633
Total Fixed Charges and Preferred Stock Dividends	$2,914		$10,229		$6,907		$7,226		$12,264		$18,403
Ratio of Earnings to Fixed Charges	9.20	x	8.47	x	10.62	x	8.74	x	5.96	x	3.22	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	9.20	x	8.47	x	9.54	x	7.86	x	4.20	x	2.59	x

Excluding Interest on Deposits
Earnings:
Income before income taxes	$23,908		$76,417		$59,702		$50,308		$42,837		$32,854
Fixed charges from below	870		3,164		1,451		1,376		1,532		2,274
Total Earnings	$24,778		$79,581		$61,153		$51,684		$44,369		$35,128
Fixed Charges:
Interest expense	$870		$3,164		$1,451		$1,376		$1,532		$2,274
Interest portion of net rental expense	—		—		—		—		—		—
Total Fixed Charges excluding interest on deposits	$870		$3,164		$1,451		$1,376		$1,532		$2,274
Preferred Stock Dividends and discount accretion	—		—		700		727		3,633		3,633
Total Fixed Charges and Preferred Stock Dividends excluding interest on deposits	$870		$3,164		$2,151		$2,103		$5,165		$5,907
Ratio of Earnings to Fixed Charges (excluding interest on deposits)	28.48	x	25.15	x	42.15	x	37.56	x	28.96	x	15.45	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (excluding interest on deposits)	28.48	x	25.15	x	28.43	x	24.58	x	8.59	x	5.95	x